UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-34152

WESTPORT FUEL SYSTEMS INC.

 (Translation of registrant's name into English)

 1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒   Form 20-F    ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 to this report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File no. 333-289669) and the Registration Statements on Form S-8 (File Nos. 333-248912, 333-211726, and 333-168847).

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Change of Auditor
99.2	Letter from predecessor auditor addressed to Canadian securities regulatory authorities
99.3	Letter from successor auditor addressed to Canadian securities regulatory authorities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPORT FUEL SYSTEMS INC.

By:	/s/ Elizabeth Owens
Name:	Elizabeth Owens
Title:	Chief Financial Officer

Date: May 21, 2026